J. Barrie Shineton
President & Chief Executive Officer

February 1, 2006

Dear Norbord Shareholder,

Norbord's excellent fourth quarter performance contributed to another successful year.

Our fourth quarter earnings increased significantly over both the prior quarter and the same period last year. Our strong quarterly results were supported by North American OSB prices, which averaged 20% higher in the quarter than the fourth quarter of 2004. The prolonged strength of OSB markets continues to validate our long-term growth strategy in OSB.

For the full-year, we recorded earnings of $248 million or $1.61 per share. We generated cash from operations of $314 million and return on equity was 46%.

A detailed review of our 2005 performance and achievements will be provided in the annual report, available in March. However, there are a few key highlights that I'd like to share with you. During the year, Norbord:
  Began a $135 million construction project to double the size of our OSB mill in Cordele, Georgia.

  Paid our common shareholders more than $166 million or CAD$1.40 per share in regular and special dividends.

  Redeemed CAD$60 million Series 1 Preferred Shares (at par) and maintained investment grade credit ratings.

  Completed the repurchase of 7.5 million shares and renewed our normal course issuer bid, allowing repurchase of an additional 9.0 million shares.

  Generated $28 million in margin improvements that substantially offset the rising cost of energy, resin and fibre.

  Installed a new energy system at Jefferson, Texas, reducing the mill's natural gas consumption by 85%.

  Achieved better than 99% environmental compliance.

We believe 2006 will be another good year for Norbord.

We expect strong North American market conditions will continue into 2006 with housing starts anticipated to remain close to 2.0 million. There were several capacity announcements by the industry throughout the year, including the expansion of our OSB mill at Cordele, Georgia. While we don't see all of the announced capacity materializing, significant additional capacity will come on stream beginning in 2007. We are comfortable that this additional capacity will be required to meet growing OSB demand.

In Europe, we expect the depressed construction sector on the continent and slowing retail demand in the U.K. will result in another challenging year. We are tackling the issues by expanding our existing business with key customers and adding new customers for our higher margin products. Cost containment and margin improvement initiatives will remain a priority.

Our strategic priorities are consistent with our commitment to creating long-term value for our shareholders.

We will target only high-return capital projects. In 2006, projects that reduce the amount of energy we use will be given highest priority.

Our OSB expansion project at Cordele, Georgia will start-up in the fourth quarter of 2006.

We will launch new initiatives to improve our safety performance across the company.

We will achieve compliance with new environmental regulations in the U.S. relating to Maximum Achievable Control Technology (MACT) well ahead of the legislated deadline.

And finally, we will continue with a robust margin improvement program to offset the new reality of higher energy, resin and fibre costs.

On behalf of Norbord's management team, I thank you for your continued support and I look forward to updating you on our progress throughout the year.

NEWS RELEASE

Norbord Reports 38% Increase in Fourth Quarter Earnings Per Share

Note: Financial references in US dollars unless otherwise indicated

HIGHLIGHTS

  Fourth quarter earnings of $52 million or $0.36/share
  Fourth quarter cash flow from operations of $121 million or $0.83/share
  Full year earnings of $248 million or $1.61/share
  Full year margin improvements of $28 million
  Full year Return on Capital Employed -- 53%
  Full year Return on Equity -- 46%
  Record annual production

TORONTO, ON (February 1, 2006) – Norbord Inc. (TSX:NBD) today reported earnings in the fourth quarter of 2005 of $52 million or $0.36 per share compared to earnings of $41 million or $0.26 per share in the fourth quarter of 2004. In the third quarter of 2005, Norbord reported earnings of $45 million or $0.31 per share.

Fourth quarter results contributed to full year earnings of $248 million or $1.61 per share. Earnings for the full year of 2004 were $326 million or $2.14 per share.

"Our fourth quarter results were positively impacted by higher OSB prices, ongoing margin improvement initiatives and the continued efficiency of our operations," said Barrie Shineton, Norbord President and CEO. "North American OSB prices averaged 20% higher in the fourth quarter of 2005 compared to the same period last year."

"Norbord has delivered another excellent year," said Mr. Shineton of the Company's 2005 performance. "We achieved record production and remained one of the industry's lowest cost producers. At the same time, we maintained an efficient balance sheet and generated an excellent return for shareholders."

Performance

Norbord was able to hold North American OSB production costs flat in the fourth quarter relative to the fourth quarter of 2004. For the full year, production costs increased 8%. Record OSB volumes and other margin improvements limited the impact of significantly higher energy, resin and fibre prices on earnings.

A new energy system was commissioned at Jefferson, Texas in October. The timing of this project was excellent and cost savings were immediately apparent. Natural gas consumption at the Jefferson mill has been reduced by about 85% due to better utilization of biomass fuel. Based on today's natural gas prices, lower usage at Jefferson will result in savings of approximately $10 million in 2006.

Norbord Inc.	Telephone Number:
Suite 600	(416) 365-0705
1 Toronto Street	Fax (416) 365-3292
Toronto, Ontario	www.norbord.com
M5C 2W4

The Company generated 2005 margin improvements of $28 million, measured against the previous year at constant prices and exchange rates.

Eight Norbord operations set production records for the year. Total OSB production continued to improve, increasing 3% for the full year on a like-for-like basis over the same period last year. Including acquisitions at Genk, Belgium and 50% of Bemidji, Minnesota, OSB production increased 9% in 2005 compared to 2004.

During the fourth quarter, Norbord's North American OSB operations took a combined total of 25 days of scheduled maintenance downtime, curtailing approximately 29 million feet (3/8" basis) of production.

Benchmark North Central OSB prices ended the year on a very positive note at $310 and averaged $317 in the fourth quarter. For the full year, OSB prices averaged $320 compared to $369 for the 12 months of 2004.

Demand for North American OSB continues to be strong with U.S. housing starts of 2.06 million in 2005, the second highest on record. Housing permits for 2005 were up 3% over 2004. Major U.S. homebuilder backlogs in December were 6 months, suggesting a positive start to 2006.

In Europe, disappointing market conditions continued in the fourth quarter. Demand for OSB picked up slightly in the quarter, however, prices remained lower than the same period last year. As expected, rising energy and resin costs combined with lower prices due to weak retail spending impacted European MDF and particleboard performance. Despite the challenging environment, good progress was made throughout the year in securing new customers and growing volume with existing business partners.

Norbord generated cash flow from operating activities of $121 million, or $0.83 per common share in the fourth quarter. For the full year, Norbord's cash flow from operating activities was $314 million or $2.14 per common share.

At year end, net debt was $285 million, and net debt to total capitalization was 17% on a market value basis. Capital spending totaled $115 million for the year, including $38 million for the Cordele expansion project. Return on equity was 46% for the year.

Developments

In April 2005, the company announced that it was expanding the Cordele, Georgia mill, creating one of the largest and lowest-cost OSB operations in the world. The mill, acquired by Norbord in

2002, will be more than doubled in size to produce approximately one billion square feet (3/8-inch basis) of OSB annually. The project is expected to cost approximately $135 million and will increase Norbord's North American OSB capacity by 15%. Construction began in June and the project is on-time and on-budget for production to start-up in the fourth quarter of 2006.

On May 20, 2005, the Company paid $118 million to shareholders in a special CAD$1.00 per share dividend. The dividend reflected Norbord's strong cash flow and earnings, and expectations of continuing favorable business conditions.

Also on May 20, 2005, the Company redeemed CAD $60 million of Series 1 Preferred Shares at par.

In September, Norbord completed the repurchase of 7.5 million common shares at an average price of CAD$11.38 per share under a normal course issuer bid that started on November 2, 2004. Management has received Board and TSX approval to renew the bid until November 1, 2006. The new normal course issuer bid allows the company to repurchase 9.0 million common shares, representing 10% of the public float of common shares of the company. No purchases have been made to date under the new plan.

A small lot repurchase program was announced in December 2005. Shareholders with 99 or fewer common shares have the opportunity to sell all their shares without incurring brokerage charges. The program expires on February 28, 2006 unless extended.

Dividend

The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on March 21, 2006 to shareholders of record on March 1, 2006. Norbord's Canadian common shareholders may participate in the Company's Dividend Reinvestment Plan.

Norbord Profile

Norbord Inc. is an international producer of wood-based panels with assets of $1.3 billion. We employ approximately 2,700 people at 16 plant locations in the United States, Europe and Canada. We are one of the world's largest producers of oriented strand board (OSB). In addition to OSB, we manufacture particleboard, medium density fiberboard (MDF), hardwood plywood, I-joists and related value-added products. Norbord is a publicly-traded company listed on the Toronto Stock Exchange under the symbol NBD.

Conference Call

Norbord will hold an audio conference call for investors on February 1, 2006 at 10:00 a.m. (EST). The call will be broadcast live over the Internet via www.norbord.com and www.newswire.ca. A replay will be available one hour following the call until March 1, 2006 by dialing 416-695-5800 or 1-800-408-3053. The pass code is 3173231. Audio playback will also be available on the Norbord web site.

-end-

Contact:

Anita Veel
Director, Corporate Affairs
(416) 643-8838
anita.veel@norbord.com

Note - Some of the statements included or incorporated by reference in this news release constitute "forward-looking statements" within the meaning of securities legislation. All statements contained in this news release that are not clearly historical in nature are forward-looking, and the words "anticipate", "believe", "expect", "estimate", "may", "would", "could", "will", "intend", "plan" and similar expressions are generally intended to identify forward-looking statements. These statements may represent internal projections, expectations or beliefs concerning, among other things, Norbord's future operating results or future economic performance. However, whether actual results and developments will conform with our projections, expectations or beliefs is subject to a number of risks and uncertainties, many of which are beyond our control, including, but not limited to, those identified in our annual information form under "Risks of the Business" and those disclosed in our other filings with securities regulators. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS

January 31, 2006

EBITDA, EBITDA margin, operating working capital, total working capital, capital employed, ROCE, ROE, net debt, net debt to capitalization, book basis, net debt to capitalization, market basis and book value per share are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is provided at the end of the Management's Discussion and Analysis (MD&A).

Some of the statements included or incorporated by reference in this MD&A constitute "forward-looking statements" within the meaning of securities legislation. All statements contained in this MD&A that are not clearly historical in nature are forward-looking, and the words "anticipate", "believe", "expect", "estimate", "may", "would", "could", "will", "intend", "plan" and similar expressions are generally intended to identify forward-looking statements. These statements may represent internal projections, expectations or beliefs concerning, among other things, Norbord's future operating results or future economic performance. However, whether actual results and developments will conform with our projections, expectations or beliefs is subject to a number of risks and uncertainties, many of which are beyond our control, including, but not limited to, those identified in our annual information form under "Risks of the Business" and those disclosed in our other filings with securities regulators. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Norbord is an international producer of wood-based panels, with 16 plant locations in the United States, Europe and Canada. It is one of the world's largest producers of OSB with annual capacity of 4.3 billion square feet (3/8-inch basis). The geographical breakdown of property, plant and equipment is approximately 65% US, 28% Europe and 7% Canada.

Norbord's business strategy is focused entirely on the wood panels sector – specifically OSB – in North America and Europe.

Norbord's financial goal is to achieve top quartile return on equity (ROE) and cash return on capital employed (ROCE) among North American forest products companies. Norbord met this target in 2004 and management believes this target was met again in 2005.

A net debt to capitalization ratio of 20-40% is also targeted. At the end of 2005, Norbord was well positioned with a net debt to capitalization of 17% on a market basis and 35% on a book basis. The Company's strong balance sheet provides the flexibility to respond to strategic growth opportunities.

Norbord's financing strategy is to maintain investment grade debt ratings. This provides for long-term access to public and private capital markets on attractive terms. Ratings on Norbord debt have been consistently investment grade since 1992.

Norbord manages its business to provide for a sustainable dividend to be paid quarterly to common shareholders throughout the business cycle. At December 1, 2005, the Board of Directors declared 61 consecutive quarterly common dividends of CAD $0.10 per share. In addition, Norbord paid special dividends of CAD $1.00 per share to common shareholders in each of the second quarter of 2005 and the third quarter of 2004.

Operating Results

	4th Qtr	3rd Qtr	4th Qtr	12 mos	12 mos
(US$ millions, unless otherwise noted)	2005	2005	2004	2005	2004

Return on equity (ROE)	41%	38%	30%	46%	47%

Net sales	$ 351	$ 338	$ 335	$1,462	$1,486
EBITDA	110	100	89	495	631
EBITDA margin	31%	30%	27%	34%	42%
Depreciation	23	22	22	89	82
Capital investments	37	34	40	115	67

OSB shipments (MMsf 3/8")	1,021	1,062	998	4,136	3,731
Average OSB price – North Central ($/Msf 7/16")	317	303	264	320	369
Average OSB price – Europe (€/m3)	173	169	215	186	209

Outstanding results continued in the quarter, driven by North American OSB prices which averaged $317, more than 20% above the five year average. Return on equity (ROE) was 41% on an annualized basis for the quarter, compared to 38% and 30% for the third quarter of 2005 and the fourth quarter of 2004 respectively. ROE for the full year was 46% compared to 47% in 2004. ROE is a measure for shareholders to determine how effectively their money is being employed. Capital initiatives, including the two CAD $1.00 special dividends paid in each of the third quarter of 2004 and second quarter of 2005, and the share repurchase program, have maintained an efficient capital structure contributing to the continued high ROE levels. The 2004 ROE includes Fraser Papers, which was distributed to common shareholders in the third quarter of 2004. Pre-tax return on capital employed (ROCE) averaged 45% in the quarter and 53% for the year. ROCE is a key measurement of financial performance, focusing on cash generation and the efficient use of capital.

EBITDA of $110 million was generated in the fourth quarter of 2005, versus $100 million in the previous quarter and $89 million in the fourth quarter of 2004. The primary driver of the change in EBITDA is the change in North American OSB price. EBITDA changes are summarized in the variance table below. EBITDA margins remained solid at 31% in the quarter, compared to 30% for the previous quarter and 27% in the fourth quarter of 2004.

	4thQtr 2005	4th Qtr 2005	2005
EBITDA Variance	vs.	vs.	vs.
(US$ millions)	3rdQtr 2005	4th Qtr 2004	2004

EBITDA – current period	$110	$110	$495
EBITDA – comparative period	100	89	631
Variance	$10	$21	$(136)

Mill nets	$24	$30	$(110)
Volume	(2)	-	31
Key input prices	(9)	(12)	(59)
Other	(3)	3	2
	$10	$21	$(136)

Notes:

(1) The mill net variance represents the change in realized pricing across all products. Mill net is calculated as net sales divided by shipment volume.
(2) The volume variance represents the impact of shipment volume changes across all products.
(3) Key inputs include fibre, resin and energy.
(4) Other category covers all remaining variances including, but not limited to; labour and benefits, supplies and maintenance, key input usages, and the impact of foreign exchange.

North American OSB markets ended the year on a very positive note with benchmark North Central OSB prices at $310. Average OSB benchmark pricing for the fourth quarter was $317, 20% above the fourth quarter of 2004. For the full year, OSB prices averaged $320 compared to $369 for 2004.

The fundamentals supporting North American OSB demand continue to be strong. US housing starts exceeded 2.0 million units in 2005. Favourable demographics and low interest rates continue to drive the demand for housing, the principal market for OSB.

In 2005, Norbord's OSB production was up 9% over 2004. Approximately one-third of the increase was due to production improvements; with the balance due to the acquisition of the Genk, Belgium mill and the remaining 50% of the Bemidji, MN mill. Norbord's fourth quarter production of OSB was down marginally compared to the same quarter last year due to a shorter reporting period. The fourth quarter of 2005 was 6 days shorter than the fourth quarter of 2004.

Gains from the Margin Improvement Program (MIP) of $28 million in 2005, measured relative to 2004 at constant prices and exchange rates, limited the impact of manufacturing cost increases on earnings. Mix and volume MIP initiatives were the largest contributors to MIP in 2005. Globally, Norbord expects to deliver MIP of $35 million for the full year 2006.

The forest products industry was challenged with significantly higher energy, resin and fibre costs during 2005. Overall, Norbord's North American per unit OSB production costs for the quarter, net of employee profit share, were up 5% compared to the prior quarter. North American per unit OSB costs for the fourth quarter and year were up approximately 1% and 8% respectively, over the same periods last year.

The direct impact on operating costs of rising energy prices has been limited as the majority of Norbord's energy is provided by burning waste bark and other biomass. Natural gas and electricity satisfy the remainder of Norbord's energy requirements. The Company estimates the unfavourable impact of a $1 per mmbtu increase in the price of natural gas to negatively impact annual earnings by approximately $3 million or less than 2 cents per share. Norbord continues to look for ways to improve its level of energy self-sufficiency. For example, the energy system at Jefferson, TX, completed in October 2005, reduced its global natural gas consumption by approximately 30%.

Natural gas and oil prices continued to impact the price of resin. Average resin pricing in 2005 was up almost 20% compared to 2004.

In addition, tightening fibre markets in the North Central US and Eastern Canada regions have had a negative impact on fibre pricing.

In Europe, disappointing market conditions continued in the fourth quarter. Demand for OSB picked up slightly in the quarter, however, prices remained lower than the same period last year. As expected, significant manufacturing cost increases and lower prices due to weak retail spending impacted European MDF and particleboard performance. Despite the challenging environment, good progress was made throughout the year in securing new customers and growing volume with existing business partners.

Net sales in the quarter were $351 million, compared to $338 million and $335 million in the third quarter of 2005 and fourth quarter of 2004 respectively. The rise in quarterly net sales is principally due to higher North American OSB prices.

Interest expense of $8 million and depreciation expense of $23 million were in line with prior quarters.

Liquidity and Capital Resources

	4th Qtr	3rd Qtr	4th Qtr	12 mos	12 mos
(US$ millions, except per share information, unless otherwise
noted)	2005	2005	2004	2005	2004

Cash provided by operating activities	$ 121	$ 55	$ 107	$ 314	$ 562
Cash provided by operating activities per share	0.83	0.38	0.71	2.14	3.75

Operating working capital	19	85	2	19	2
Total working capital	174	165	217	174	217
Capital investments	37	34	40	115	67
Net debt to capitalization, market basis	17%	20%	13%	17%	13%
Net debt to capitalization, book basis	35%	43%	30%	35%	30%

Cash provided by operating activities in the quarter was $121 million or $0.83 per share compared to $55 million in the third quarter of 2005 and $107 million in the fourth quarter of 2004. The increase from the third quarter is attributable to higher earnings and a reduction in operating working capital.

Operating working capital, consisting of accounts receivable and inventory less accounts payable and accrued liabilities was $19 million at December 31, 2005, as compared to $2 million at December 31, 2004. The Company aims to minimize the amount of capital held as operating working capital. Total working capital at December 31, 2005 was $174 million including $155 million in cash and cash equivalents.

In addition to cash on hand and cash generated from operations, the Company has $200 million of committed unsecured revolving bank lines available to support short-term liquidity requirements of which $6 million were utilized for letters of credit at December 31, 2005. These bank lines, which were renewed during the year, mature in May 2009.

Cash dividends of $11 million were paid in the fourth quarter of 2005. For the year, cash dividends of $161 million or CAD $1.40 per share reflect the payment of a CAD $1.00 special dividend on May 20, 2005, the second special dividend in the past two years.

During the second quarter of 2005, the Company redeemed all of the outstanding Class A Series I preferred shares at par (CAD $60 million). On redemption, a foreign exchange loss of $9 million was recorded as a charge to equity. This one time charge did not impact earnings. However, the charge reduced earnings per share by $0.06 as it was included in the determination of earnings available to common shareholders, the numerator in the earnings per share calculation. Following the redemption, the Company's issued equity is comprised solely of common shares.

During the first quarter of 2004, a convertible subordinated debenture, with a face value of CAD $78 million, was sold for proceeds of $60 million (CAD $78 million), net of expenses.

Norbord's net debt stood at $285 million at year end, representing 17% of capitalization on a market basis and 35% of capitalization on a book basis. The Company's strong balance sheet provides the flexibility to respond to strategic growth opportunities.

Purchase of Common Shares

In 2005, the Company completed the purchase and cancellation of 7.5 million common shares under a share repurchase program that commenced on November 2, 2004. During the year, 5.7 million shares were purchased and cancelled at a cost of $54 million. In the fourth quarter, the Board of Directors approved a share repurchase program whereby the Company may repurchase on the open market an additional 9.0 million common shares. Purchases may be made between November 2, 2005 and November 1, 2006. To date, no shares have been repurchased under this new program.

Outstanding Shares

At January 31, 2006, there were 144.8 million common shares outstanding. In addition, 1.7 million employee stock options were outstanding, of which approximately one-third were fully vested.

The weighted average number of common shares outstanding in the quarter has decreased 4% over the fourth quarter of 2004. This decrease is principally due to share repurchases and has resulted in an improvement to earnings per share of approximately $0.02 per share in the quarter and approximately $0.03 per share for the full year.

Capital Investments

Construction continues on an additional OSB line at Cordele, Georgia to create one of the largest and most cost efficient OSB manufacturing facilities in the world. The expansion will add approximately 550 million square feet (3/8" basis) of production capacity at a cost of approximately $135 million. The project is on time and on budget for production to start up in the fourth quarter of 2006. Once complete, this initiative will increase Norbord's North American OSB production capacity by 15%, and will further strengthen its position as one of the largest OSB producers in the US South.

Capital investments for the year were $77 million (fourth quarter - $22 million) plus $38 million (fourth quarter - $15 million) for the Georgia mill expansion project. Approximately $40 million of the 2005 program was for environmental and maintenance capital. Norbord's 2006 capital investments are expected to be $60 million plus the remaining $97 million of the $135 million Georgia mill expansion project. Approximately 85% of the capital investments in 2006 will be for productivity improvements and strategic initiatives. In addition, interest of approximately $6 million is expected to be capitalized relating to the Georgia mill expansion project.

Discontinued Operations

Results of the paper and timberlands business (Fraser Papers) have been included in discontinued operations in the consolidated statements of earnings and cash flows up to June 30, 2004, the date on which this business was distributed to common shareholders.

Norbord continues to provide certain administrative services on an interim basis to Fraser Papers for a fee. During the year, the fee for these administrative services is less than $1 million (2004 – less than $1 million). In addition, Norbord continues to guarantee certain obligations of Fraser Papers under operating lease commitments, purchase commitments, landfill closure commitments, and commodity hedging contracts. The maximum potential amount of future payments that Norbord could be required to make under these obligations is estimated to be $13 million (2004 - $84 million). This estimate excludes the amount of potential future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

Norbord extended the requirement for Fraser Papers to cash collateralize the remaining guarantees for an additional year in exchange for a fee based on the total guarantees outstanding. Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees which remain outstanding on December 27, 2006. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' manufacturing facilities. The Company's share of the estimated proceeds from liquidation of this security would be sufficient to cover the maximum potential amount of future payments under the guarantees. In addition, Fraser Papers has indemnified Norbord against any future obligations arising from released or previously unidentified guarantees.

Selected Quarterly Information
	2005				2004
(US$ millions, except per share information, unless otherwise	4th	3rd	2nd	1st	4th	3rd	2nd	1st
noted)	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr

Key Performance Metrics
Return on equity (ROE)	41%	38%	45%	62%	30%	40%	51%	38%
Cash provided by operating activities	121	55	98	40	107	133	266	56
Cash provided by operating activities per share	0.83	0.38	0.67	0.26	0.71	0.88	1.78	0.38

Net Sales and Earnings
Net Sales	351	338	369	404	335	364	439	348
EBITDA	110	100	128	157	89	156	231	155
Earnings from continuing operations	52	45	67	84	41	77	127	87
Earnings	52	45	67	84	41	77	127	81

Per Common Share
Earnings from continuing operations
Basic	0.36	0.31	0.39	0.56	0.26	0.51	0.85	0.59
Diluted	0.36	0.31	0.39	0.55	0.26	0.50	0.84	0.59
Earnings
Basic	0.36	0.31	0.39	0.56	0.26	0.51	0.85	0.54
Diluted	0.36	0.31	0.39	0.55	0.26	0.50	0.84	0.54

Key Statistics
OSB shipments (MMsf 3/8")	1,021	1,062	1,040	1,013	998	947	950	836
Average OSB price – North Central ($/Msf 7/16")	317	303	297	364	264	353	437	423
Average OSB price – Europe (€/m3)	173	169	197	211	215	218	210	190

The price of OSB is the primary factor affecting the comparability of results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the price of OSB in North America. The annualized impact of a $10 per Msf (7/16" basis) change in the North American OSB price on EBITDA is approximately $30 million or approximately $0.14 per share. Regional pricing variations, particularly in the US South, make the North Central benchmark price a useful albeit imperfect proxy for overall North American OSB pricing. Further, the pricing lag effect of maintaining an order file, premiums obtained on value added products, and volume and trade discounts cause realized prices to differ from the benchmark.

Norbord has a relatively low exposure to the Canadian dollar due to a comparatively small manufacturing base in Canada, comprising 7% of property, plant and equipment. The Company estimates the unfavourable impact of a US one cent increase in the Canadian dollar to negatively impact annual earnings by approximately $1 million or less than $0.01 per share.

Quarterly results are also impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as building activity and repair and renovation work, the principal end use for Norbord's products, is generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord's operations. Shipment volumes and commodity prices are affected by these factors as well as by global supply and demand conditions.

One-time items that had a significant impact on quarterly results include the $0.06 per share impact of foreign exchange on the redemption of preferred shares in the second quarter of 2005, and the $6 million charge ($0.04 per share) for call premiums on the redemption of debentures in the third quarter of 2004.

Definitions

The following non-GAAP measures have been used in this MD&A. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. Each non-GAAP measure is defined below. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is provided.

EBITDA is earnings from continuing operations before interest, income taxes, depreciation and amortization. EBITDA is presented as a useful indicator of a company's ability to incur and service debt and meet capital expenditure requirements. Norbord interprets EBITDA trends as an indicator of relative operating performance.

EBITDA margin (%) is EBITDA as a percentage of net sales.

Operating working capital is accounts receivable plus inventory less accounts payable.

Total working capital is operating working capital plus cash and cash equivalents.

Capital employed is the sum of property, plant and equipment, operating working capital and other assets.

ROCE (return on capital employed) is EBITDA divided by capital employed. ROCE is a key measurement of financial performance, focusing on cash generation and the efficient use of capital.

ROE (return on equity) is earnings available to common shareholders (earnings less preferred share dividends) divided by common shareholders' equity. The ratio is expressed on an annualized basis. ROE is a measure for common shareholders to determine how effectively their money is being employed.

Net debt is long-term debt including the current portion and bank advances less cash and cash equivalents. Net debt is a useful indicator of a company's debt position.

Net debt to capitalization, book basis is net debt divided by the sum of net debt and shareholders' equity. Net debt to capitalization, book basis is a measure of a company's relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet.

Net debt to capitalization, market basis is net debt divided by the sum of net debt and market capitalization. Market capitalization is the number of common shares outstanding at period end multiplied by the trailing twelve-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord's asset base relative to its fair value. Net debt to capitalization, market basis is a key measure of a company's relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, the Company believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Book value per share is common shareholders' equity divided by common shares outstanding.

EBITDA
	4th Qtr	3rd Qtr	4th Qtr	12 mos	12 mos
(US dollar millions)	2005	2005	2004	2005	2004

Earnings	$52	$45	$41	$248	$326
Less: Earnings from discontinued operations	-	-	-	-	6
Add: Premium on early extinguishment of debt	-	-	-	-	9
Add: Interest expense	8	7	6	30	31
Less: Interest and other income	(2)	-	(2)	(5)	(6)
Add: Income tax	29	26	22	133	183
Add: Depreciation	23	22	22	89	82

EBITDA	$110	$100	$89	$495	$631

Capital employed
			Dec. 31	Oct 1	Dec 31
(US dollars millions)			2005	2005	2004

Property, plant and equipment			$921	$913	$927
Accounts receivable			145	170	150
Inventory			99	98	90
Accounts payable and accrued liabilities			(225)	(183)	(238)
Other assets			4	3	5
Unrealized balance sheet hedge gain (loss) (1)			-	(3)	(16)

Capital employed			$944	$998	$918
(1) Included in other liabilities

Net debt
			Dec. 31	Oct 1	Dec 31
(US dollars millions)			2005	2005	2004

Long-term debt			$440	$440	$450
Current portion of long-term debt				1	1
Cash and cash equivalents			(155)	(80)	(215)

Net debt			$285	$361	$236

Shipments
	4th Qtr	3rd Qtr	4th Qtr	12 mos	12 mos
	2005	2005	2004	2005	2004

OSB (MMsf-3/8")	1,021	1,062	998	4,136	3,731
Particleboard (MMsf-3/8") (1)	138	139	153	583	438
MDF (MMsf-3/8")	132	123	148	545	593
Plywood (MMsf-3/8")	19	17	18	77	79
I-joist (MM lineal feet)	11	12	15	47	57
(1) Excludes particleboard consumed internally (43 MMsf, 44 MMsf, 55 MMsf, 183 MMsf, 209 MMsf for each of the above periods, respectively).

NORBORD INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited)
	4th Qtr	4th Qtr	12 mos	12 mos
(US $ millions, except per share information)	2005	2004	2005	2004

Earnings
Net sales	$351	$335	$1,462	$1,486

Earnings from continuing operations before interest, premium on
early extinguishment of debt, income tax and depreciation	110	89	495	631

Interest and other income	2	2	5	6
Interest expense	(8)	(6)	(30)	(31)

Earnings from continuing operations before premium on early
extinguishment of debt, income tax and depreciation	104	85	470	606

Premium on early extinguishment of debt, net (note 3)	-	-	-	(9)
Depreciation	(23)	(22)	(89)	(82)
Income tax (note 6)	(29)	(22)	(133)	(183)

Earnings from continuing operations	52	41	248	332
Earnings from discontinued operations (note 8)	-	-	-	(6)

Earnings	$52	$41	$248	$326

Earnings from continuing operations per common share (note 5)
- Basic	$0.36	$0.26	$1.62	$2.21
- Diluted	$0.36	$0.26	$1.61	$2.19

Earnings per common share (note 5)
- Basic	$0.36	$0.26	$1.62	$2.16
- Diluted	$0.36	$0.26	$1.61	$2.14

Retained Earnings
Balance, beginning of period	$372	$377	$387	$245
Earnings	52	41	248	326
Preferred share dividends	-	(1)	(1)	(2)
Common share dividends (note 4)	(12)	(14)	(166)	(166)
Repurchase of common shares (note 4)	-	(16)	(47)	(16)
Redemption of preferred shares (note 4)	-	-	(9)	-

Balance, end of period	$412	$387	$412	$387

(See accompanying notes)

NORBORD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)
	4th Qtr	4th Qtr	12 mos	12 mos
(US $ millions)	2005	2004	2005	2004

CASH PROVIDED BY (USED FOR):

Operating Activities
Earnings from continuing operations	$52	$41	$248	$332
Items not affecting cash:
Depreciation	23	22	89	82
Future income taxes (note 6)	(12)	(9)	11	113
Other items	(1)	4	(5)	10
	62	58	343	537

Net change in non-cash working capital balances	59	49	(29)	25

	121	107	314	562

Investing Activities
Capital investments	(37)	(40)	(115)	(67)
Acquisition (note 7)	-	(64)	-	(98)
Collection of note receivable (note 8)	-	83	-	83
Sale of short-term investment (note 2)	-	-	-	60
Other (note 10)	3	(30)	13	(37)

	(34)	(51)	(102)	(59)

Financing Activities
Repurchase of 7 1/4% debentures (note 3)	-	-	(10)	-
Repurchase of 6 7/8% debentures (note 3)	-	-	-	(200)
Premium on early extinguishment of debt (note 3)	-	-	-	(9)
Other debt repaid	(1)	(1)	(1)	(9)
Dividends	(11)	(133)	(161)	(168)
Issue of common shares (note 4)	-	1	1	17
Repurchase of common shares (note 4)	-	(17)	(54)	(17)
Redemption of preferred shares (note 4)	-	-	(47)	-

	(12)	(150)	(272)	(386)

Increase (decrease) in cash and cash equivalents
from continuing operations	75	(94)	(60)	117
Cash distributed with Fraser Papers (note 8)	-	-	-	(30)
Increase (decrease) in cash from discontinued operations (note 8)	-	-	-	(49)

Increase (decrease) in cash and cash equivalents	$75	$(94)	$(60)	$38

(See accompanying notes)

NORBORD INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)

	Dec 31	Dec 31
(US $ millions)	2005	2004

ASSETS
Current assets:
Cash and cash equivalents	$155	$215
Accounts receivable	145	150
Inventory	99	90
Future income taxes	4	4
	403	459

Property, plant and equipment	921	927
Other assets	4	5

	$1,328	$1,391

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$225	$238
Current portion of long-term debt	-	1
	225	239

Long-term debt (note 3)	440	450
Other liabilities	31	52
Future income taxes	110	102
Shareholders' equity (note 4)	522	548

	$1,328	$1,391

(See accompanying notes)

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information)

Note 1 - Basis of Presentation

The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the annual consolidated financial statements. Certain prior period amounts have been reclassified to conform to the current period's presentation.

The interim financial statements do not conform in all respects to the disclosure requirements of Canadian generally accepted accounting principles for annual financial statements and should, therefore, be read in conjunction with the annual consolidated financial statements of Norbord Inc. which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies and practices are presented as Note 1 to the annual consolidated financial statements.

Note 2 - Sale of Short-term Investment

During the first quarter of 2004, a convertible subordinated debenture, with a face value of CAD $78, was sold for proceeds of $60 (CAD $78), net of expenses.

Note 3 - Long-term Debt

During the year, the Company renegotiated its committed unsecured revolving bank lines and reduced the total commitment to $200 while extending the term an additional two years to May 2009. At period end, $6 of these lines were utilized for letters of credit, with the balance available to support short-term liquidity requirements.

During the year, the Company repurchased and cancelled $10 (fourth quarter – nil) of the 7 1/4% debentures due 2012 and unwound a corresponding amount of interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps.

During 2004, the Company repurchased and cancelled $200 of the 6 7/8% debentures due 2005 and unwound $50 of interest rate swaps. The premium paid on repurchase, net of the recognition of gains on interest rate swaps was $9.

Note 4 - Shareholders' Equity

During the year, the Company repurchased and cancelled 5.7 million common shares for $54 under a normal course issuer bid. No common shares were repurchased in the fourth quarter.

In the second quarter of 2005, the Company declared a special dividend of CAD $1.00 per common share, which was paid on May 20, 2005. On September 8, 2004, the Company declared a special dividend of CAD $1.00 per common share, which was paid on September 30, 2004.

On May 20, 2005, the Company redeemed all of the outstanding Class A Series 1 preferred shares at par value (CAD $60). On redemption, a foreign exchange loss of $9 was recorded as a charge to retained earnings.

During the second quarter of 2005, the exercise price on all outstanding options was decreased by CAD $1.00 to reflect the payment of the special dividend. Year-to-date, 0.7 million common shares (fourth quarter – 0.1 million common shares) were issued as a result of options exercised under the stock option plan for proceeds of $1. In the first quarter of 2005, 0.5 million options were granted under the stock option plan. In 2005, cost of sales includes $1 related to stock based compensation expense.

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information)

Note 5 - Earnings per Common Share

Earnings per common share are calculated as follows:

	4th Qtr	4th Qtr	12 mos	12 mos
	2005	2004	2005	2004

Earnings from continuing operations available to common
shareholders:
Earnings from continuing operations	$52	$41	$248	$332
Less: Preferred share dividends	-	(1)	(1)	(2)
Less: Foreign exchange on preferred share redemption	-	-	(9)	-
	$52	$40	$238	$330

Earnings available to common shareholders:
Earnings	$52	$41	$248	$326
Less: Preferred share dividends	-	(1)	(1)	(2)
Less: Foreign exchange on preferred share redemption	-	-	(9)	-
	$52	$40	$238	$324

Common shares (millions):
Weighted average number of common shares outstanding	144.7	150.4	146.7	149.8
Stock options	0.9	1.4	0.9	1.2
Diluted number of common shares	145.6	151.8	147.6	151.0

Earnings from continuing operations per common share:
Basic	$0.36	$0.26	$1.62	$2.21
Diluted	$0.36	$0.26	$1.61	$2.19

Earnings per common share:
Basic	$0.36	$0.26	$1.62	$2.16
Diluted	$0.36	$0.26	$1.61	$2.14

Stock options issued under the Company's stock option plan were included in the calculation of diluted number of common shares to the extent the exercise price of those options was less than the average market price of the Company's common shares during the period.

Note 6 - Income Tax

Income tax expense is comprised of the following:

	4th Qtr	4th Qtr	12 mos	12 mos
	2005	2004	2005	2004

Current tax expense	$41	$31	$122	$70
Future income tax expense	(12)	(9)	11	113
Income tax expense	$29	$22	$133	$183

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information)

Note 7 - Acquisitions

In September 2004, Norbord acquired OSB and particleboard assets at Genk, Belgium at a cost of $64. The full purchase price was allocated to property, plant and equipment.

In March 2004, Norbord acquired a 50% interest in an OSB plant at Bemidji, Minnesota, bringing Norbord's ownership interest to 100%. The purchase price, net of cash acquired of $2, was allocated $28 to property, plant and equipment and $6 to working capital.

Note 8 – Discontinued Operations

On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Results of Fraser Papers have been included in discontinued operations in the consolidated statements of earnings and cash flows up to the date of distribution.

Following the distribution, Norbord held an $83 note payable from Fraser Papers. On September 30, 2004, the note was repaid.

Norbord continues to provide certain administrative services on an interim basis to Fraser Papers for a fee. During the year, the fee for these administrative services is less than $1 (2004 – less than $1). In addition, Norbord continues to guarantee certain obligations of Fraser Papers under operating lease commitments, purchase commitments, landfill closure commitments, and commodity hedging contracts. The maximum potential amount of future payments that Norbord could be required to make under these obligations is estimated to be $13 (2004 - $84). This estimate excludes the amount of potential future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

Norbord extended the requirement for Fraser Papers to cash collateralize the remaining guarantees for an additional year in exchange for a fee based on the total guarantees outstanding. Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees which remain outstanding on December 27, 2006. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' manufacturing facilities. The Company's share of the estimated proceeds from liquidation of this security would be sufficient to cover the maximum potential amount of future payments under the guarantees. In addition, Fraser Papers has indemnified Norbord against any future obligations arising from released or previously unidentified guarantees.

Earnings from discontinued operations in 2004 included net sales of $478, pre-tax loss of $9 and a loss of $6.

Note 9 – Related Party Transactions

During the quarter, the Company provided certain administrative services to Fraser Papers (note 8), a party related by virtue of being under common significant influence. In addition, the Company periodically engages the services of a party related by virtue of being under common significant influence. Year-to-date, the fees for these services are less than $1.

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information)

Note 10 – Foreign Exchange Hedges

The Company has entered into forward foreign exchange contracts of 9 (2004 - 20) and €64 (2004 - €54), and cross-currency swaps of 125 (2004 - 125), which are designated as hedges against its net investments in Europe. During the year, the Company realized a gain of $12 (2004 – loss of $39) on its matured net investment hedges, and at year end, the Company had an unrealized gain of $1 (2004 – loss of $16) on its outstanding net investment hedges. These realized and unrealized gains are offset by realized and unrealized losses on the net investments being hedged.

In addition, the Company has entered into forward foreign exchange contracts of CAD $42 (2004 – CAD $43), which are designated as a hedge against certain Canadian dollar-denominated monetary liabilities. During the year, the Company realized a gain of $1 (2004 – loss of $1) on its matured monetary liability hedges, and at year end, the Company had an unrealized gain of nil (2004 – $1) on these hedges outstanding. These realized and unrealized gains are offset by realized and unrealized losses on the monetary liabilities being hedged.

The Company has entered into various commitments for capital expenditures and services in connection with the Georgia mill expansion project. At year end, the Company has outstanding forward foreign exchange contracts of €9 (2004 – nil) which are designated as hedges against certain of these commitments denominated in Euros. No gains or losses were realized during the year, and at year end, the Company had an unrealized loss of $1 on the outstanding hedges. These realized and unrealized losses are offset by realized and unrealized gains on the purchase commitments being hedged.